Dolly Varden Silver Intersects 978 g/t Ag over 5.00 meters,

Including 3,670 g/t Ag over 0.79m at Moose Vein

VANCOUVER, BC, June 19, 2024 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (FRK: DVQ1) (the "Company" or "Dolly Varden") is pleased to announce the first drill results from the 2024 exploration program, intersecting high-grade silver mineralization at the Moose and Chance Veins within the Kitsault Valley Project. Three rigs are currently drilling with 25 holes completed or in-progress.

Highlights include*:

Moose Vein

  DV24-387: 977 g/t Ag over 5.00 meters, including 3,670 g/t Ag over 0.79 meters

Chance Vein

  DV24-388: 206 g/t over 23.03 meters, including 597 g/t Ag over 1.40 meters and 749 g/t Ag over 0.50 meters

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 70% to 90% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

"These excellent results from the first hole at the Moose Vein from the 2024 program exhibits similar geological and mineralization features to the Wolf deposit located 1,400 meter south, suggests that this area has potential to emerge into the northernmost silver deposit along the 5 kilometer long trend that also hosts the Dolly Varden, Torbit and North Star deposits.  Limited drilling has been completed at Moose and the robust nature of the mineralized structure suggests a strong mineralizing system. Additionally, the first results over a significant width from the Chance Vein are also very encouraging," said Shawn Khunkhun, CEO of Dolly Varden Silver.

Figure 1.    Moose Vein shown with Targets for the 2024 Exploration program along the Kitsault Valley Trend

Moose Vein*

The Moose Vein is located 1.4 kilometers north of the Wolf Vein on a similar crosscutting structure that projects under the mid valley sedimentary cap. Drillhole DV24-387 at Moose targeted the up plunge mineralization projection approximately 45 meters from previously reported mineralized interval in drill hole DV23-371 of 712 g/t Ag over 1.00 meter, within a wider vein interval grading 269 g/t Ag over 7.55 meters (from previous release; November 6, 2023).  The Moose Vein remains wide open for expansion.

Figure 2.    Core from Moose Vein showing brecciated and coliform silica and barite vein fragments with low temperature argentiferous galena and argentite mineralization.

Chance Vein*

The Chance Vein is located 1.3 kilometers northeast of the Moose Vein, within the lower portion of the Hazelton Formation, just above the contact with the underlying Stuhini Formation (the contact known as "The Red Line" of the Golden Triangle). Drilling targeted the interpreted plunge direction of silver mineralization in an area that has not been previously tested. Drill hole DV24-388 at the Chance Vein tested approximately 30 meters down the interpreted plunge projection from drilling completed in the 1960s.

Figure 3.  Plan of Moose and Chance Veins, located on crosscutting structures at a similar periodicity, occurring north of the Wolf Vein. 2024 drill traces in blue

Figure 4.  Longitudinal Section of Moose Vein with historic drilling and Hole DV24-387 showing interpreted plunge orientation of higher-grade silver mineralization

Table 1: Completed Drill Hole Assays from Moose and Chance

Target	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)
Moose	DV24-387	113.55	118.55	5.00	978	1.07	NSV
	including	115.24	116.03	0.79	3,670	4.88	1.35
Chance	DV24-388	70.04	93.07	23.03	206	0.12	NSV
	including	71.00	72.40	1.40	597	NSV	NSV
	including	83.07	83.57	0.50	749	NSV	NSV
	and	101.72	108.9	7.18	228	0.14	NSV

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 70% to 90% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for reported holes in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR24-387	467141	6174889	750	155	-45	201
HR24-388	467674	6175858	881	158	-47	198

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. Five kilometers to the East of the Kitsault Valley Project is the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2022 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") and management information circular dated January 21, 2022 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137,
www.dollyvardensilver.com;